UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  W.R. Grace & Co.

Title of Class of Securities:  Common Stock

CUSIP Number:   38388F108

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

                         R. Ted Weschler
                    Peninsula Partners, L.P.
                     404 B East Main Street
                   Charlottesville, VA  22902

     (Date of Event which Requires Filing of this Statement)

                          July 18, 2001

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box
[X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38388F108

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Peninsula Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         [OO]

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         10,546,100

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         10,546,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         10,546,100

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


13. Percent of Class Represented by Amount in Row (11)

         16.11%

14. Type of Reporting Person

         PN

CUSIP No.  38388F108

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Peninsula Capital Advisors, LLC

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         [OO]

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         10,546,100

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         10,546,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         10,546,100

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


13. Percent of Class Represented by Amount in Row (11)

         16.11%

14. Type of Reporting Person

         OO

Item 1.  Security and Issuer

         This statement relates to the common stock (the "Common

Stock") of W.R. Grace & Co. (the "Company").  The Company's

principal executive office is located at 7500 Grace Drive,

Columbia, MD 21044.  The Reporting Persons (as defined below)

previously filed to report beneficial ownership of the Company's securities on Schedule 13G in accordance with Rule 13d-1(c).

Item 2.  Identity and Background

         This Schedule 13D is being filed by Peninsula Partners,

L.P. ("Partners") and its investment manager, Peninsula Capital

Advisors, LLC ("Advisors") (together with Partners, the

"Reporting Persons"), with respect to the common stock (the

"Common Stock") of W.R. Grace & Co. (the "Company").  Mr. R. Ted

Weschler is the Managing Member of Advisors and of Peninsula

Capital Appreciation, LLC, the General Partner of Partners.

         The business address of each of the Reporting Persons is

404 B East Main Street, Charlottesville, VA 22902.

         The principal business of Partners is to invest and

trade in securities. Partners is a Delaware limited partnership.

         The principal business of Advisors is to serve as the

investment advisor to Partners.  Advisors is a Delaware limited liability company.

         Neither Partners, Advisors, nor any of their officers or

directors has, during the last five years: (i) been convicted in any criminal proceeding; or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

activities subject to, federal or state securities laws or

finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Partners acquired 10,546,100 shares of Common Stock at

an aggregate cost of approximately 26.8 million, using the

contributions made by the Partners of Partners.

Item 4.  Purpose of Transaction

         The shares of Common Stock beneficially owned by

the Reporting Persons were acquired and are being held

solely for investment purposes.

         On June 18, 2001, the office of the United States

Trustee appointed an Official Committee of Equity Security

Holders (the "Equity Committee") in connection with the

Chapter 11 bankruptcy case of the Company.  At that time,

Partners was appointed to the Equity Committee.  Prior to

the filing of this Schedule 13D, the shares of Common Stock

that are the subject of this filing were reported on the

Schedule 13G filed by Partners and Advisors.  On July 18,

2001, the Equity Committee held its first organizational committee meeting at which Mr. Weschler was selected as the

Chairman of the Equity Committee.

         Notwithstanding Partners' participation on the

Equity Committee, the Reporting Persons disclaim membership

in a group with the other members of the Equity Committee.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, each of the Reporting

Persons is deemed to be the beneficial owner of 10,546,100

shares of Common Stock of the Company. Based on the

Company's latest 10-Q, there was a total of 65,456,505

shares of Common Stock outstanding as of March 31, 2001.

Therefore, each of the Reporting Persons is deemed to

beneficially own 16.11% of the outstanding Common Stock.

Each of the Reporting Persons has the shared power to vote,

direct the vote, dispose of or direct the disposition of all

(10,546,100) of the shares of Common Stock.

         The trading dates, number of shares purchased or

sold and price per share for all transactions in the Common

Stock during the past 60 days by the persons listed in Item

1 are set forth on Schedule A, and were all effected in open market broker transactions.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         Neither of the Reporting Persons has any contract,

arrangement, understanding or relationship with any person

with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         A Joint Filing Agreement on behalf of the Reporting

Persons is filed herewith as Exhibit A.

Signature

    The undersigned after reasonable inquiry and to the best

of their knowledge and belief, certify that the information

set forth in this statement is true, complete and correct.




                             PENINSULA PARTNERS, L.P.

                               By: Peninsula Capital
                               Appreciation, LLC
                               General Partner

                                 /s/ R. Ted Weschler
                             By:
                                 R. Ted Weschler, Managing Member

                             PENINSULA CAPITAL ADVISORS, LLC

                                 /s/ R. Ted Weschler
                             By:
                                 R. Ted Weschler, Managing Member


DATE: July 25, 2001

                                                        Exhibit A

                     JOINT FILING AGREEMENT

    The undersigned agree that this Schedule 13D dated July 25,

2001 relating to the Common Stock of the Company shall be filed on behalf of each of the undersigned.


                             PENINSULA PARTNERS, L.P.

                               By: Peninsula Capital
                               Appreciation, LLC
                               General Partner

                                 /s/ R. Ted Weschler
                             By:
                                 R. Ted Weschler, Managing Member

                             PENINSULA CAPITAL ADVISORS, LLC

                                 /s/ R. Ted Weschler
                             By:
                                 R. Ted Weschler, Managing Member

                           SCHEDULE A


                         NUMBER OF SHARES
          DATE            OF COMMON STOCK      PRICE PER SHARE

         05/25/01            14,900.00              1.9800
         05/25/01           100,000.00              2.0000
         05/29/01            75,000.00              2.0000
         05/30/01            14,900.00              1.9900
         05/31/01           100,000.00              2.0000
         05/31/01           100,000.00              1.8943
         05/31/01           500,000.00              1.8000
         06/04/01            50,000.00              1.8000
         06/05/01            50,000.00              1.8500
         06/06/01            60,000.00              1.8700
         06/06/01           100,000.00              1.8998
         06/07/01               100.00              1.9000
         06/07/01            27,400.00              1.9300
         06/08/01           100,000.00              1.9300
         06/08/01           100,000.00              1.9399
         06/08/01            33,100.00              1.9300
         06/11/01           100,000.00              1.9000
         06/11/01           100,000.00              1.8900
         06/11/01            29,100.00              1.8900
         06/19/01            75,900.00              1.9300
         06/20/01            34,000.00              1.8026
         06/21/01            88,600.00              1.8500
         06/25/01            14,000.00              1.8200
         06/25/01            57,900.00              1.8500
         06/26/01             5,000.00              1.8600
         06/26/01            36,800.00              1.9000
         06/26/01           100,000.00              1.9300
         06/27/01           100,000.00              1.9500
         06/27/01           100,000.00              1.9800
         06/27/01           100,000.00              1.9800
         06/27/01            29,400.00              1.9100
         06/28/01           100,000.00              1.9300
         06/28/01           100,000.00              1.9100
         06/29/01           100,000.00              1.8273
         07/05/01           200,200.00              1.8500
         07/06/01            85,200.00              1.8500
         07/09/01           319,800.00              1.7500
         07/10/01            50,000.00              1.8000
         07/11/01           200,000.00              1.7395
         07/12/01            69,800.00              1.7500
         07/16/01            35,000.00              1.6500




                               11
03038001.AB0

                               12
03038001.AB0